SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKETLETTER 3rd QUARTER OF 2013

Eletrobras

MARKETLETTER 3Q13

INDEX

I – Analysis of the Results of the 3Q13	3

Results Conference Call 3Q13

November 18, 2013
2 p.m. (Brasília)
11 a.m. (US EST)
4 p.m. (UK)

Phone:
(+1 786) 837 9597 (US)
(+44) 20 3318 3776 (UK)
Password: 9532

IR Contact:
invest@eletrobras.com
www.eletrobras.com /elb/ri
Tel.: (55) (21) 2514-6333

I.1 Analysis of the Results of the Consolidated Companies	4
II – Analysis of the Results of the Parent Company	12
III – Eletrobras Information	15
IV –Attachment: Subsidiary Companies Information
IV.1 - Generation and Transmission Companies	33
Itaipu	34
Furnas	42
Chesf	70
Eletronorte	96
Eletronuclear	117
Eletrosul	126
CGTEE	144
IV.2 Distribution Companies	153
Amazonas Energia	154
Distribuição Acre	170
Distribuição Alagoas	179
Distribuição Piauí	188
Distribuição Rondônia	197
Distribuição Roraima	206
IV.3 Participation Company	215
Eletropar	215

Rio de Janeiro, November 14, 2013 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution, and also 50% of participation in Itaipu Binational, announces its results for the period.

Eletrobras presents in this 3Q13 a Net Loss of R$ 915 million, while in the 2Q13 it presented a Net Income of R$ 164 million and in the 3Q12 a Net income of R$ 1,003 million. In the accumulated result for the first 9 months of 2013, Eletrobras presented a Net Loss of R$ 787 million, compared with a net income of R$ 3,620 million in the first 9 months of 2012 (9M12)

The result of 3Q13, reflecting the new tariff of generation and transmission assets whose concessions were renewed in accordance with Law 12.783/13, was influenced by several variables, which we highlight:

•            i) Operating provision, totaling R$ 540 million in 3Q13 due to: a) provision for the loss on financial assets in the amount of R$ 482 million; b) provision for Contingencies in the amount of R$ 450 million; c) reversal of provisions for onerous contracts in the amount of R$ 313 million, detailed on item I.5.1; ii) Provision for the readjustment of Staff Plan in the amount of R$ 30 million (*) due to the collective bargaining agreement retroactive to May and the new entries in Furnas; iii) the Personnel, Materials and Services line items, which grew by R$ 373 million (18.7%), due to the employees that left the Company in this quarter and due to the collective bargaining agreement retroactive from May; iv) the exchange rate results, which went from an income of R$ 566 million in 2Q13 to an expense of R$ 11 million in 3Q13; v) reduction in the energy purchased for resale expenses and fuel for energy production.

Obs: (*) At the time of severance, a write-off of the provision is made, with its counterparty in the Personnel line item.

Highlights of the consolidated results of 3Q13:

»           Provision for Financial Asset loss in the amount of R$ 482 million.

»           Personnel, Material and Services (PMS): increase of 18.7% in the 3Q13 compared to 2Q13, highlighting the Personnel line, which grew 30.0%, while the Service line decreased 3% and the Material line decreased 19%.

»          Consolidated EBITDA: R$ (436) million. In the 9M13 the Consolidated EBITDA was R$ (383) million (see item I.3.1).

»           Net Income of Foreign Exchange: R$ (11)  million, 102% lower than 2Q13).

»           Net Debt (Net Cash) without RGR: R$ 965 million (See item I.4).

»           Itaipu Transfer: R$ 19 million 113% higher than 2Q13 (see item II.3).

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of Marketletter, after the Financial Statement for each company.

I.             ANALYSIS OF THE RESULTS OF THE 3Q13(R$ million)

values in R$ Million
9M13	9M12		3Q13	2Q13	3Q12
17,822	19,779	Net Operating Income (a)	6,091	5,925	6,708
-6,176	-5,541	(-) Personnel, Material and Services	-2,375	-2,002	-1,954
-4,226	-3,026	(-) Energy purchased for resale	-1,224	-1,514	-891
-1,316	-1,389	(-) Usage of the electric grid	-443	-434	-527
-2,387	-1,953	(-) Construction	-1,198	-579	-742
-1,336	-450	(-) Fuel for electricity production	-233	-546	-198
-317	-534	(-) Remuneration and Reimbursement	-93	-112	-149
-1,083	-1,250	(-) Depreciation and amortization	-373	-367	-415
982	5,635		152	372	1,832
235	601	Shareholdings	31	79	216
-858	-826	Operating provisions	-540	88	-345
-1,825	-1,512	Other Results	-452	-994	-558
-1,466	3,898		-809	-454	1,144
1,250	2,359	Interest income	539	334	621
204	361	Monetary Restatement	-34	33	161
482	443	Monetary and exchange variation	-11	566	-103
-1,159	-1,067	Debt charges	-337	-425	-444
-171	-489	Debt from from Shareholders Resources	-18	-82	-77
214	-358	Other financial results	-26	93	72
					0
-645	5,147		-695	65	1,374
-138	-1,515	Income Tax and Social Contribution	-225	107	-369
-783	3,632	Net Income	-920	171	1,005
-4	-12	Minority Shareholders	5	-7	-1
-787	3,620	Consolidated Net Income	-915	164	1,003

(a)    See item I.1.2

I.1 FINANCIAL HIGHLIGHTS

Main Variations of Financial Statements (3rd Quarter 2013 x 2nd Quarter 2013)

The results of the 3Q13 recorded decrease of 657.6% compared to 2Q13, recording a net loss of R$ 915 million in the 3Q13, compared to a net income of R$ 164 million in 2Q13.

The Net operating revenue in the amount of R$ 6,091 million, detailed in Table I.1.2, presented, in 3Q13, an increase of 2.8% compared to 2Q13 when was recorded the amount of R$ 5,925 million.

»     The Revenue from Generation showed a decrease of 7.1%, from R$ 4,676 million in 2Q13 to R$ 4,323 million in 3Q13. This variation was due to the reduction of revenue from operations in the Energy Trading Chamber (CCEE), from R$ 596 million in 2Q13 to R$ 255 million in 3Q13. This result was also influenced by the growth of the Transfer of Itaipu, which went from a net expense of R$ 145 million in 2Q13 to a net income of R$ 19 million in 3Q13. This result was also influenced by the growth in the Itaipu transfer, from a net expense of R$ 145 million in 2Q13 to a net revenue of R$ 19 million in 3Q13. The Construction revenue grew and has equivalent value recorded as cost of construction.

»     The revenues from Transmission increased by 53.5%, from R$ 914 million in 2Q13 to R$ 1,403 million in 3Q13, influenced by the start-up of new transmission lines which increased rates of return from R$ 76 million in 2Q13 to R$ 119 million in 3Q13. The Construction revenue, which increased 248%, has equivalent value recorded as Construction cost.

»     The revenues from Distribution increased by 22.1%, from R$ 1,033 million in 2Q13 to R$ 1,261 million in 3Q13, influenced by the energy supply, which showed an increase of 28.8% from R$ 852 million in 2Q13 to R$ 1,097 million in 3Q13, due to the increasing number of consumers and the increasing volume of energy sold. The Construction revenue has equivalent value recorded as Construction cost.

-         In 3Q13, the Personnel, Material and Service (PMS) accounts increased by 18.7%, from R$ 2,002 million in 2Q13 to R$ 2,375 million in 3Q13, highlighting the Personnel line, which grew 30.5%, the growth occurred due to the accounting of the retroactive collective bargaining agreement, minimized by accounting for the share of profits in the second quarter. The Service line decreased 2.9% and the Material line decreased 18.6%, see section I.6

- The Electricity purchased for resale decreased by 19.2%, from R$ 1.514 million in 2Q13 to R$ 1.224 million in 3Q13. This result was mainly influenced by the effects of the consolidation with a reduction in the volume of energy purchased from Eletrobras System.

- The fuel for electricity production account presented a decrease of 57.3%. In 2Q13, there was a net expense of R$ 557 million, while in 3Q13 it was recorded a net expense of R$ 233 million. This variation was mainly influenced by the decrease in generation of thermal energy.

- The shareholdings recorded a decrease of 60.5% resulting from the amount of R$ 31 million in 3Q13 and R$ 79 million in 2Q13. This decrease was caused mainly by the change in equity of investments - Itaipu.

- The Operating provisions, increased by 713.2%, from a net income of R$ 88 million in 2Q13 to a net expense of R$ 540 million in 3Q13, mainly, due to the provision for loss on financial assets in the amount of R$ 482 million, the provision of the Readjustment of Staff Plan due to the recording of the collective bargaining agreement retroactive to May and the new entries in Furnas, and reversal of provisions of onerous contracts in the amount of R$ 313 million, detailed in item I.5.1.

- The net financial result went from a net income of R$ 519 million in 2Q13 to a net income of R$ 113 million in 3Q13, representing a variation of 78.2%. This result is due mainly to the exchange variation, from an income of R$ 566 million in 2Q13 to an expense of R$ 11 million in 3Q13, influenced by the US.Dollar in this quarter.

Main Variations of Financial Statements (9M 2013 x 9M 2012)

The results from January to September of 2013 recorded a decrease of 121.7% compared to 9M12, recording a net income of R$ 787 million in the 9M13, compared to a net income of R$ 3,620 million in 9M12. The result reflects the new rates of generation and transmission assets whose concessions were renewed in accordance with Law 12.783/13.

The Net operating revenue in the amount of R$ 17,822 million, detailed in Table I.1.2, presented, in 9M13, a decrease of 9.9% compared to 9M12 when it was recorded the amount of R$ 19,779 million.

»     The Revenue from Generation decreased by 4.1%, from R$ 13,619 million in 9M12 to R$ 13,060 million in 9M13. This variation was due to the reduction of 1.2% in revenue from energy sales, from R$ 13,435 million in 9M12 to R$ 13,271 million in 9M13. This result reflects the new rates of generation and transmission assets whose concessions were renewed in accordance with Law 12.783/13. In addition, the reduction in the short-term energy sales, regarding the operations of the Commercialization Chamber (CCEE), regarding Chesf, Eletronorte and Furnas, produced revenue of R$ 1,412 million, positively influencing the result. The reduction in the revenues from generation was also influenced  by the reduction from Itaipu Transfer from a net revenue of R$ 184 million in 9M12 to a net expense of R$ 211 million in 9M13, as shown in Section II.3.

»     The revenues from Transmission decreased by 36.8%, from R$ 5,016 million in 9M12 to R$ 3,172 million in 9M13, influenced by adjustment of the transmission rates of return, from R$ 2.177 million in 9M12 to R$ 351 million in 9M13, due to the effects of  Law 12.783/13 over the renewal of the contracts of transmission concessions. Higher Operating and Maintenance revenues also contributed, which increased from R$ 1,530 million in 9M12 to R$ 1,670 million in 9M13. The Construction revenue has equivalent value recorded as Construction cost.

»     The revenues from Distribution decreased by 12.7%, from R$ 4,597 million in 9M12 to R$ 4,013 million in 9M13, influenced by the energy supply, which showed a decrease of 16.4% from R$ 3,952 million in 9M12 to R$ 3,304 million in 9M13, caused mainly by the the classification of revenue from generated energy from Amazonas Energia, in 2013, in the generation segment. The Construction revenue has equivalent value recorded as Construction cost.

-  In 9M13, the Personnel, Material and Service (PMS) accounts increased by 11.5%, from R$ 5,541 million in 9M12 to R$ 6,176 million in 9M13. The Service line, which grew 6.9%, the Material line grew 9.3%. The personnel line item increased by 13.4%, mainly due to additional expenses to the contribution of pension plans and the payment of compensation to employees who left the company, see section I.6.

- The Electricity purchased for resale grew by 39.7%, from R$ 3,026 million in 9M12 to R$ 4,226 million in 9M13. This result was mainly influenced by: i) high value of PLD (Settlement Price Difference) and; ii) insufficient back-up energy higher in 9M13 than in 9M12; and III) by the effect of the consolidation of the energy purchased by Eletrobras System.

- The fuel for electricity production account presented an increase of 196.5%. In 9M13, there was a net expense of R$ 1,336 million, while in 9M12 it was recorded a net expense of R$ 450 million. This variation was mainly influenced by the increase in generation of thermal energy.

- The shareholdings recorded a decrease of 60.9% resulting from the amount of R$ 235 million in 9M13 and R$ 601 million in 9M12. This decrease was caused mainly by the change in equity of investments in affiliated companies, which showed a decrease of 77.9%, from R$ 450 million in 9M12 to R$ 99 million in 9M13.

- The Operating provisions increased by 3.9%, from R$ 826 million in 9M12 to R$ 858 million in 9M13, highlighting the reversal provision in the amount of R$ 1,088 million, see section I.5, and provision for the Early Retirement Program (PID) in the amount of R$ 1,258 million, and provision for financial asset losses in the amount of R$ 482 million, see section III.1.

- The net financial result decreased from a net income of R$ 1,249 million in 9M12 to a net income of R$ 821 million in 9M13, representing a decrease of 34.2%. This result is due mainly to the reduction observed in Revenue from financial investments, from R$ 1,483 million in 9M12 to R$ 387 million in 9M13, influenced mainly by the decrease in investment funds, combined with the effects of the Brazilian Central Bank Resolution No. 4034/11, which have been causing negative impact on the profitability of fixed assets comprising the portfolio of the Eletrobras Holding.

I.1.2      Net Operating Income (NOI)

Net Operating Income (NOI) in the 3Q13 had an increase 2.8% over the same period of the previous year, from R$ 5,925 to R$ 6,091 million.

9M13	9M12	Variation 9M13 x 9M12	CONSOLIDATED	3Q13	2Q13	Variation 3Q13 x 2Q13

			a) GENERATION
13,271	13,435	-1%	Energy Sold	4,304	4,821	-11%
-211	184	-214%	Itaipu Transfer	19	-145	-113%

			B) TRANSMISSION
351	2,177	-84%	Return Tax update - Transmission	119	76	56%
1,670	1,530	9%	Revenue from Operating and Maintenance	581	636	-9%
1,152	1,309	-12%	Revenue from Construction	704	202	248%

			c) DISTRIBUTION
3,304	3,952	-16%	Supply	1,097	852	29%
709	644	10%	Revenue from Construction	164	182	-9%

662	578	15%	d) Other Revenues	226	272	-17%
20,908	23,810	-12%	Total	7,214	6,895	5%

			Operating Income Deductions
-611	-1237	-51%	Sectoral charges	-189	-204	-7%
-918	-906	1%	ICMS	-305	-299	2%
-1547	-1788	-13%	PASEP and COFINS	-624	-477	31%
-10	-100	-90%	Other Deductions	-4	9	-145%
-3,085	-4,031	-23%	Total Deductions	-1,123	-970	16%

17,822	19,779	-9.9%	Net Operating Income	6,091	5,925	2.8%

I.2. Energy Sold

I.2.1  Energy Sold in 9M2013 – TWh –

In terms of evolution of the energy market, the Eletrobras companies, from January to September of 2013, sold 201 TWh of energy, versus 204 TWh traded in the same period of previous year, representing a decrease of 1.1%.

I.2.2 Energy Sold in 9M2013 - Distributors – TWh

In terms of evolution of the energy markets, companies of Eletrobras Distribution System, from January to September of 2013, sold 11.7 TWh of energy, compared to 11.2 TWh traded in the same period of last year, representing an increase of 4.9%.

I.3.1 CONSOLIDATED EBITDA

		Values in R$ million
EBITDA	9M13	9M12%
Results of the period	-783	3,632	-122%
+ Provision Income Tax and Social Contribution	138	1,845	-93%
+ Financial Result	-821	-1,249	-34%
+ Depreciation and Amortization	1,083	1,250	-13%
= EBITDA	-383	5,478	-107%

I.3.2 EBITDA of Subsidiaries Companies

The EBITDA of Eletrobras Subsidiaries shown below, totaled R$ 298 million in 3Q13, representing a decrease of 60% compared to EBITDA of R$ 501 million in 2Q13. In 9M13 the sum of the EBITDA of companies controlled by Eletrobras totaled R$ 1,502 million, representing a decrease of 70% compared to EBITDA of R$ 5,004 million in 9M12. This result reflects the new rates of generation and transmission tariffs whose concessions were renewed in accordance with the Law 12.783/13.

EBITDA	values R$ million
Company	9M13	9M12%		3Q13	2Q13%
Furnas	(208)	1,202	-117%	(511)	150	-442%
Chesf	(599)	2,130	-128%	(3)	(625)	100%
Eletronorte	2,017	897	125%	471	1,186	-60%
Eletrosul	398	506	-21%	168	115	46%
Eletronuclear	363	573	-37%	181	83	117%
CGTEE	(247)	(45)	-453%	(38)	(65)	42%
Subtotal	1,723	5,264	-67%	267	844	-68%
Distributors	(221)	(263)	16%	31	(343)	109%
Total	1,502	5,001	-70%	298	501	-41%
EBITDA MARGIN	values R$ million
Company	9M13	9M12%		3Q13	2Q13%
Furnas	-6.5%	22.4%	-28.9	-45.5%	7.2%	-52.7
Chesf	-19.0%	47.4%	-66.4	-0.3%	-28.6%	28.3
Eletronorte	57.9%	23.6%	34.3	38.9%	52.2%	-13.2
Eletrosul	51.2%	44.3%	6.9	67.9%	21.7%	46.2
Eletronuclear	26.2%	39.0%	-12.9	34.0%	9.8%	24.2
CGTEE	-134.8%	-11.2%	-123.6	-53.4%	-57.6%	4.2
Subtotal	14.1%	31.6%	-17.4	6.4%	10.5%	-4.1
Distribuidoras	-5.3%	-7.5%	2.3	2.1%	-12.4%	14.5
Total	9.2%	24.8%	-15.6	5.3%	4.6%	0.7

EBITDA = Net income plus income taxes over net financial expenses Financial income and depreciation, amortization and depletion, as determined by the following Instruction 527/12 of CVM.

I.4 Net Debt

	values in R$ million
Net Debt	3Q13	2Q13
Financing payble + Debentures - (RGR)	21,806	20,994
Cash + Marketable Securites	10,708	11,433
Financing receivable - (RGR)	12,063	12,602
Net Debt	(965)	(3,041)

I.5 Provisions

I.5.Onerous Contracts

				R$ million
	Balance Sheet			Moviment
	9M13	2012	3Q13	2Q13	1Q13

Contract 061/2001	-	84	-	-76	-8
Contract 062/2001	1,026	1,407	-	-434	53
	1,026	1,491	-	- 510	45
Generation
Itaparica	923	1,019	-12	-55	-29
Jirau	1,325	1,608	-178	-95	- 10
Camaçari	304	357	-30	-15	- 9
TermonorteII	-	131	-99	-15	-18
Funil	107	83	-	24	-
Mauá - Klabin	23	34	- 3	-3	- 3
Paulo Afonso Complex	-	34	- 14	- 17	-3
Coaracy Nunes	20	21	0	0	-
Balbina	269	279	-19	4	4
Others	48	98	21	- 58	-14
	3,020	3,664	- 33	- 230	-81
TOTAL	4,046	5,156	-333	-740	-37

I.6. Personnel, Material and Service

values R$ million
	9M13	9M12%		3Q13	2Q13%
Personnel	4,317	3,806	13.4%	1,735	1,330	30.5%
Material	228	209	9.3%	65	80	-18.6%
Services	1,631	1,526	6.9%	575	592	-2.9%

II.Analysis of the Results of the Parent Company

       Evolution of the Results - R$ million

II.1  Eletrobras Shareholdings

The recognition of the results of the companies invested by Eletrobras positively impacted the Company's results in the 9M13 by R$ 392 million, resulting from the evaluation of corporate investments. This figure represented a decrease of 86.2% as compared to the amount of R$ 2,839 million for the 9M12, highlighting the result of the equivalency equity of our subsidiaries and affiliated companies, as shown below:

Values in R$ thousand
	Parent		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Investments in subsidiaries
Equivalency equity	338,856	2,324,156	0	0

Investments in affiliated
Interest on Equity	0	0	0	0
Equivalency equity	-81,420	364,003	99,429	449,787
	-81,420	364,003	99,429	449,787
Other investiments
Interest on Equity	13,310	23,516	13,310	23,516
Dividends	62,516	70,063	62,516	70,063
Remuneration of Investments in Partnership	15,128	17,585	15,128	17,585
Capital Income - ITAIPU	44,274	39,713	44,274	39,713
	135,228	150,877	135,228	150,877
Total	392,664	2,839,036	234,657	600,664

The analysis of the results of our subsidiaries can be found in the Appendix

II.2    Financial Results

In 2013, the Financial Results positively impacted the results of the Company. This positive impact was R$ 488 million in 3Q13 and R$ 995 million in 2Q13. This variation is primarly explained by the variation of the US Dollar exchange rate, as shown:

FINANCIAL RESULT			Values in R$ million
	3Q13	2Q13	9M2013	9M2012
Financial Revenues
Interest income, commissions and fees	519	507	1,511	1,463
Income from financial investments	123	47	226	1,055
Arrears surcharge on electricity	13	-4	13	16
Monetary restatement	135	165	483	698
Active exchange restatement	43	456	499	536
Other Financial revenue	20	46	85	286

Financial Expenses
Debt Charges	-294	-224	-738	-683
Charges on Leasing	0	71	0	0
Charges on shareholders' funds	-17	-36	-167	-423
Exchange updates	0	49	0	0
Other Financial Expense	-54	-84	-138	-388
	488	995	1,774	2,560

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M Index and the Dollar (%)

	3Q13	2Q13	1Q13	9M13
Dollar	0.65%	-1.45%	10.02%	9.13%
IGPM	1.92%	0.84%	0.90%	3.70%

	3Q12	2Q12	1Q12	9M12
Dolar	0.46%	-2.86%	10.93%	8.25%
IGPM	3.79%	0.62%	2.55%	7.09%

II.3.  Sale of electricity of Parent Company

a.    Itaipu binacional

FINANCIAL RESULT - ITAIPU	values in R$ million
	3Q13	2Q13	1Q13	9M13
Energy sold Itaipu contract + CCEE	1,875	1,773	1,554	5,202
Revenue from Right to Reimbursement(1)	65	-75	-39	-49
Others	31	29	27	87
Total Revenue	1,971	1,727	1,542	5,240

Energy purchased Itaipu Contract + CCEE	-1,916	-1,691	-2,329	-5,936
Expense from Reimbursement Obligations (2)	-40	46	24	30
Itaipu transfer	12	-225	678	465
Others	-8	-2	-	-10
Total Expenses	-1,952	-1,872	-1,627	-5,451

Net Op Income - Tranfers from Itaipu(3)	19	-145	-85	-211
FINANCIAL RESULT - ITAIPU	values in R$ million
	3Q13	2Q13	1Q13	9M13
Rights Results (RR) (1)	65	-75	-39	-49
+ Exchange Results	34	481	-71	444
Result from Right to Reimbursement	99	406	-110	395
Obligation Results (OR) (2)	40	-46	-24	-30
+ Exchange Results	20	293	-43	270
Result from Reimbursement Obligations	60	247	-67	240
Balance: RR - OR	39	159	-43	155

The balance resulting from adjustment factor from Itaipu Binational, shown on Financial Asset at the Non-Current  Assets amounted to R$ 5,315 million in September 30, 2013, equivalent to US$ 2,383 million (December 31, 2012 – R$ 4,920 million, equivalent to US$ 2,408 million), of which R$ 3,240 million, equivalent to US$ 1,453 million, will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

b.    Commercialization of eletric energy– PROINFA

Trading operations of power within the PROINFA generated a net positive result in this quarter of 2013 of R$ 144 million (December 31, 2012 – R$ 60 million negative), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers registered in this quarter was in the amount R$ 362 million of Proinfa related to the parent company (December 31, 2012 – R$ 477 million).

II.            Eletrobras Information

III.1  Operating Provisions

values in R$ million
	Parent		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Guarantees	46	24	46	24
Contingencies	412	-103	704	470
PCLD - Customers and Resellers	0	0	609	559
PCLD - Financing and Loans	91	179	91	179
Losses on realization - AFAC	0	0	0	0
Unfunded liabilities in subsidiaries	1,047	518	0	0
Onerous Contracts	0	0	1,088	0
Losses on Investiments	0	222	56	222
Actuarial Liabilities	0	0	0	0
Impairment	0	0	14	0
Adjustment to Market Value	17	0	17	0
Provision for losses on Financal Asset	0	0	482	0
Others	18	170	33	222
	1,597	208	401	874

III.2 Provisions for Legal Liabilities linked to legal proceedings values in R$ thousand
	Parent		Consolidated
	09/30/2013	09/30/2012	09/30/2013	09/30/2012
Current
Labor	0	0	4	3
Civil	0	0	19	26

Non-current
Labor	129	110	852	1,027
Taxable	0	0	492	465
Civil	1,478	1,085	3,945	3,609
Total	1,606	1,195	5,312	5,129

III.3   Portfolio Financing and Loans

a.      Financing and Loans Granted - R$ thousand

The loans and financing with currency adjustment clause, represent approximately 40.45% of the total portfolio of the Parent Company and 77.25% of the total portfolio of the consolidation. But those who predict update based on indexes that represent the level of domestic prices in Brazil to reach 56.44% of the portfolio balance.

The long-term portion of loans and financing from regular and sectoral resources including transfers, based on the expected cash flows contractually mature as shown below:

values in R$ million
	2015	2016	2017	2018	2019	After 2019	Total
Parent	2,002	1,666	1,672	1,662	1,647	15,694	24,343
Consolidated	1,015	845	848	843	835	7,960	12,348

b.    Financing Payable

The total debt in foreign currency, including charges on the parent company on September 30th,  correspond to R$ 10,456 million, equivalent to US$ 4,689 million and in the consolidated balance sheet to R$ 10,652 million equivalent to US$ 4,777 million. The percentage distribution by type of currency is as shown below:

valores em R$ million
	Parent		Consolidated
	R$	%	R$	%
US$ Dollar	10,025	95.88%	10,221	95.95%
EURO	180	1.72%	180	1.69%
YEN	251	2.40%	251	2.36%
TOTAL	10,456	100.00%	10,652	100.00%

The long-term portion of loans and financing expressed in U.S Dollars have their maturity as shown below:

values in R$ thousand
	2015	2016	2017	2018	2019	After 2019	Total
Parent	414	227	225	167	571	7.383	8.988
Consolidated	595	326	323	240	821	10.604	12.909

III.4     Ratings

Agency	National Classification/Outlook	Last Report
Moody’s Issuer Rating	Baa3 (Negative)	12/20/2012
S&P LT Local Currency	A- (Stable)	12/27/2012
S&P LT Foreign Currency	BBB (Stable)	12/27/2012
Fitch LT Local Currency Issuer	BB (Negative)	12/7/2012
Fitch LT Foreign Currency Issuer	BB (Negative)	12/7/2012

Eletrobras Structure

III.5  Investiments and CAPEX – R$ Billion

				values in R$ billion
NATURE OF THE INVESTMENTS	Realized until sep/13 (a)	Approvead 2013 (b)	Revision Proposal 2013 (c)	Realized % (a/b)	Realized % (a/c)
Own Investments
Generation	1.6	4.2	3.0	38.1%	53.9%
Transmition	0.9	2.3	2.8	39.7%	33.6%
Distribution	0.5	1.5	1.0	35.1%	54.0%
Maintenance - Generation	0.3	0.7	0.7	41.3%	42.8%
Maintenance - Transmition	0.3	0.7	0.6	42.8%	47.2%
Maintenance - Distribution	0.1	0.3	0.2	57.2%	63.8%
Others (Research, Infrastructure and Environmental Quality)	0.2	0.6	0.6	33.2%	37.2%
Sub Total	4.0	10.2	8.7	38.7%	45.4%
Financial Inversions in Partnerships
Generation	2.3	2.5	3.6	91.2%	63.5%
Transmition	0.6	1.1	1.2	55.1%	52.5%
Sub Total	2.9	3.6	4.7	80.8%	60.8%
Total	6.9	13.8	13.5	49.6%	50.8%

III.6 Social Capital

Capital Structure

As at September 30, 2013  the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Government	591,968,382	54.46%			2,252	0.00%	591,970,634	43.76%
BNDESpar	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Others	223,455,547	20.56%	146,920	100,00%	219,730,858	82.78%	443,333,325	32.78%
Cust.CBLC	222,789,463	20.49%	86,060	58,58%	199,881,489	75.30%	422,757,012	31.25%
Resident	78,218,466	7.20%	86,059	58,58%	98,573,093	37.14%	176,877,618	13.08%
Non Resident	79,666,372	7.33%	1	0,00%	81,956,484	30.88%	161,622,857	11.95%
Prog. Adr	64,904,625	5.97%	0	0,00%	19,351,912	7.29%	84,256,537	6.23%
Others	666,084	0.06%	60,860	41,42%	19,849,369	7.48%	20,576,313	1.52%
Resident	638,109	0.06%	60,833	41,41%	19,845,367	7.48%	20,544,309	1.52%
Non Resident	27,975	0.00%	27	0,02%	4,002	0.00%	32,004	0.00%

Eletrobras Shareholders

The amount of shareholders increased 14.1% between September 30, 2012 and September 30, 2013. There was an increase of 21.6% of common shareholders and an increase of 10.4% of preferred shareholders.

  MARKETLETTER

Between September 30, 2012 and September 30, 2013, there was an increase of 15.1% of resident shareholders in Brazil. Concerning the non-resident shareholders, between September 30, 2012 and September 30, 2013 there was a decrease in share participation of 14.3%.

Share performance analysis

Shares

Eletrobras Preferred Shares – ELET6

During the 3Q13  Eletrobras’ preferred shares (ELET6) had a valuation of 19.9% closing at R$10.47. The maximum price achieved by those shares was R$ 10.48 on September 18, and the lowest price registered was R$ 8.02 on August 8. The quotations related are values ex-dividend.

Eletrobras ON – ELET3

During the 3Q13  Eletrobras’ common shares (ELET3) had a valuation of 34.41% closing at R$6.25. The maximum price achieved by those shares was R$ 6.41 on September 18, and the lowest price registered was R$ 4.3 on July 5. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Trading Volume (Daily Average) at the BM&FBOVESPA (Values in thousands of shares)

ADR Programs

EBR-B – Eletrobras Preferred Shares

During the 3Q13, the ADRs preferred shares of Eletrobras recorded a maximum price of US$ 4.85. The lowest price registered was on August 7, when the price reached US$ 3.56. This asset ended the quarter quoted at US$ 4.67 with a valuation 17.6% compared to June 2013, when it closed quoted at US$ 3.97, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the second quarter of 2013 was 19,351,912.

EBR – Eletrobras Common Shares

During the 3Q13, the ADRs of the common shares of Eletrobras recorded a maximum price of US$ 2.9 on September 18. The lowest price registered was US$ 1.88 on July 5. This asset ended the quarter quoted at US$ 2.81 with valuation of 32,5% compared to June 2013, when it closed quoted at US$ 2.12, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the second quarter of 2013 was 64,904,625.

Trading volume (Daily Average) at the NYSE (thousands)

23

ADR Programs

EBR-B – Eletrobras Preferred Shares

During the 3Q13, the ADRs preferred shares of Eletrobras recorded a maximum price of US$ 4.85. The lowest price registered was on August 7, when the price reached US$ 3.56. This asset ended the quarter quoted at US$ 4.67 with a valuation 17.6% compared to June 2013, when it closed quoted at US$ 3.97, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the second quarter of 2013 was 19,351,912.

EBR – Eletrobras Common Shares

During the 3Q13, the ADRs of the common shares of Eletrobras recorded a maximum price of US$ 2.9 on September 18. The lowest price registered was US$ 1.88 on July 5. This asset ended the quarter quoted at US$ 2.81 with valuation of 32,5% compared to June 2013, when it closed quoted at US$ 2.12, considering ex-dividend values. The Balance of ADRs representing such shares at the end of the second quarter of 2013 was 64,904,625.

Trading volume (Daily Average) at the NYSE (thousands)

Exchange rate performance between September 30, 2012 and September 30, 2013

III.7  General Information

Number of Employees

Parent Company

Working time in the Company (years)	1Q13	2Q13	3Q13
Until 5	542	521	514
6 to 10	301	255	271
11 to 15	39	81	62
16 to 20	14	28	23
21 to 25	201	165	164
over 25	172	214	177
Total	1,269	1,264	1,211

By Region

State	Nr. Of Employees
	1Q13	2Q13	3Q13
Rio de Janeiro	1,222	1,215	1,168
Brasília	47	49	43
Total	1,269	1,264	1,211

Outsorced Employees

1Q13	2Q13	3Q13
183	183	183

Turnover Index

1Q13	2Q13	3Q13
0.61	0.61	2.1

Partnership – Parent Company

SPE	Enterprise	Investiment R$ million	Installed Capacity MW	Assured energy MW medium	Generated Energy MWh
					1Q13	2Q13	3Q13
Norte Energia AS (Belo Monte)	SHU	29,375.00(*)	11,233.1	4,571.0
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.**	UEE	109.3	26.0	12.08	21.772	15.267	23.043(**)
(*) End base of work, being R$ 25,885.0 – base april/2010; (**) Generated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Enterprise	Participation (%)	Localization (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Feb/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045

Note: To “end of operation” item was adopted end date of the Concession Contract

Balance Sheet

values in R$ thousand

Asset	Parent Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12
Current
Cash and cash equivalent	953,395	935,627	3,098,686	2,501,515
Restricted cash	1,227,162	3,509,323	1,227,162	3,509,323
Marketable Securities	1,857,504	4,378,184	7,179,139	6,352,791
Clients	361,681	477,104	3,379,796	4,082,695
Financial asset-concessions and Itaipu	241,087	-	656,358	318,293
Financing and loans	4,625,407	4,044,496	2,814,573	2,611,830
Fuel consumption account - CCC	961,932	1,240,811	961,932	1,240,811
Remuneration of equity interests	227,554	195,304	139,724	167,197
Tributes to retrieve	582,294	886,553	1,013,194	1,498,726
Income tax and Social contribution	1,481,361	1,088,491	1,752,681	1,227,005
Right to compensation	-	-	9,657,205	7,302,160
Stored material	903	936	562,525	446,157
Stock of nuclear fuel	-	-	343,730	360,751
Compensation - Law 12,783/2013	-	-	3,476,495	8,882,836
Derivative financial instruments	-	-	108,944	249,265
Other	326,811	89,866	1,239,166	1,118,481
Total current assets	12,847,091	16,846,695	37,611,310	41,869,836

Non-Current
Long-term assets
Right to compensation	-	-	1,476,790	901,029
Financing and loans	24,343,497	25,166,460	12,347,683	12,932,963
Clients	-	-	1,285,516	1,256,685
Marketable Securities	426,550	395,701	430,455	400,370
Stock of nuclear fuel	-	-	430,072	481,495
Tributes to retrieve	-	-	1,814,760	1,737,406
Income tax and Social contribution	1,734,888	1,754,333	4,877,648	4,854,337
Linked deposits	1,067,959	803,130	2,989,006	2,691,114
Fuel consumption account - CCC	504,856	521,097	504,856	521,097
Financial asset-concessions and Itaipu	2,910,202	2,815,520	24,400,711	22,915,696
Derivative financial instruments	-	-	113,244	223,099
Advances for future Capital increase	1,836,684	2,730,178	413,669	70,423
Compensation - Law 12,783/2013	-	-	2,888,808	5,554,435
Other	620,622	560,078	934,686	647,682
	33,445,258	34,746,497	54,907,904	55,187,831
Investments	50,548,834	50,266,910	16,837,768	14,677,150
Property, Plant And Equipment	112,113	117,293	30,037,605	29,494,833
Intangible	-	-	1,113,299	1,204,563
Total non-current assets	84,106,205	85,130,700	102,896,576	100,564,377
Total Assets	96,953,296	101,977,395	140,507,886	142,434,213

Liabilities and shareholders' equity	Parent Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12
Current
Financing and loans	958,860	625,877	1,517,348	1,337,279
Financial liabilities	-	787,115	-	787,115
Compulsory loan	5,539	12,298	5,539	12,298
Suppliers	346,449	467,804	6,791,596	6,423,074
Advance of customers	428,952	424,309	477,862	469,892
Taxes to be collected	98,312	17,666	802,950	814,422
Income tax and Social contribution		213,384	75,738	313,888
Fuel consumption account - CCC	767,740	1,369,201	767,740	1,369,201
Remuneration to shareholders	128,271	3,951,333	131,471	3,952,268
National Treasury credits	76,537	131,047	76,537	131,047
Estimated obligations	63,643	9,772	1,158,956	808,302
Obligations of compensation	794,017	650,185	7,786,028	5,988,698
Post-employment benefit	346	9,957	124,324	127,993
Provisions for contingencies	-	-	23,201	28,695
Sector Charges	-	-	735,968	654,230
Leasing	-	-	176,056	162,929
Concessions to pay-use of public good	-	-	1,939	1,870
Derivative financial instruments	-	-	185,031	185,031
Adjustment plans of staff	84,766	-	1,269,965	365,376
Other	162,150	184,945	779,051	1,400,864
Total current liabilities	3,915,582	8,854,893	22,887,300	25,334,472

Non-Current Liabilities
Financing and loans	20,042,501	18,012,551	28,787,582	25,292,871
National Treasury credits	-	37,072	-	37,072
Suppliers	-	-	580,584	-
Advance of customers	-	-	789,318	830,234
Compulsory loan	365,870	321,894	365,870	321,894
Obligation for demobilization of assets	-	-	1,025,185	988,490
Operational provisions	999,213	1,005,908	999,213	1,005,908
Fuel consumption account - CCC	942,432	2,401,069	942,432	2,401,069
Provisions for contingencies	1,606,408	1,194,704	5,288,871	5,100,389
Post-employment benefit	642,685	644,512	2,884,880	2,774,791
Provision for liabilities to be discovered in subsidiaries	1,989,679	1,501,887	43,924	-
Onerous contracts	-	-	4,045,553	5,155,524
Obligations of compensation	-	-	1,895,135	1,801,059
Leasing	-	-	1,877,928	1,860,104
Concessions to pay-use of public good	-	-	66,776	71,180
Advances for future capital increase	161,308	161,308	161,308	161,308
Derivative financial instruments	40,706	68,153	153,950	291,252
Sector Charges	-	-	331,694	428,383
Taxes to be collected	-	-	542,969	620,397
Income tax and Social contribution	289,887	335,427	562,492	598,750
Adjustment plans of staff	-	-	109,916	-
Other	463,279	354,072	463,209	78,473
Total noncurrent liabilities	27,543,968	26,038,557	51,918,789	49,819,148

Shareholders ' Equity
Social Capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Income reserves	10,836,414	10,836,414	10,836,414	10,836,414
Equity valuation adjustments	204,080	208,672	204,080	208,672
Additional Dividend Proposed	-	433,962	-	433,962
Accumulated losses	(782,477)	-	(782,477)	-
Other comprehensive results accumulated	(2,117,944)	(1,748,776)	(2,117,944)	(1,748,776)
Participation of non-controlling shareholders	-	-	208,051	196,648
Total shareholders ' equity	65,493,746	67,083,945	65,701,797	67,280,593
Total liabilities and shareholders ' equity	96,953,296	101,977,395	140,507,886	142,434,213

Statement of Income

values in R$ thousand

	Parent Company		Consolidated
	09.30.13	09.30.12	09.30.13	09.30.12
Net Operating Revenue	1,699,113	1,778,017	17,822,475	19,779,081
Operating Expenses
Personnel, Material and services	398,695	349,434	6,175,992	5,541,431
Energy purchased for resale	1,987,658	1,779,001	4,226,077	3,026,008
Charges on use of electric network	-	-	1,316,165	1,388,827
Construction-Distribution	-	-	709,041	644,335
Construction-Transmission	-	-	1,151,654	1,308,864
Construction - Generation	-	-	526,177	-
Fuel for electric power production	-	-	1,335,547	450,422
Remuneration and compensation	-	-	316,936	534,267
Depreciation	4,910	4,695	920,803	1,152,623
Amortization	-	-	162,553	96,987
Donations and contributions	145,033	219,258	184,964	287,096
Operational provisions	1,596,930	207,910	(400,525)	874,299
Adjustment plans of staff	84,766	-	1,258,371	(48,364)
Other	415,545	454,344	1,639,585	1,224,630
	4,633,537	3,014,641	19,523,340	16,481,425
Operating income before financial result	(2,934,424)	(1,236,624)	(1,700,865)	3,297,656
Financial Result
Financial Revenues
Interest revenues, commissions and fees	1,510,555	1,462,725	863,175	875,982
Revenue from financial investments	225,677	1,054,774	386,903	1,482,742
Moratorium increase on electricity	13,108	15,799	175,915	240,061
Monetary updates	482,917	698,443	204,294	361,011
Exchange variation	499,418	535,813	481,880	443,194
Compensation of remuneration - Ley 12.783/13	-	-	420,518	-
Other financial revenues	85,277	286,331	341,182	127,987
Financial Expenses
Debt charges	(737,822)	(682,534)	(1,158,580)	(1,066,767)
Leasing charges	-	-	(275,634)	(331,149)
Shareholders ' resource charges	(167,039)	(422,837)	(170,651)	(488,771)
Other financial expenses	(137,957)	(388,368)	(447,549)	(395,343)
	1,774,134	2,560,147	821,453	1,248,947
Income before equity participation	(1,160,290)	1,323,523	(879,412)	4,546,603
Result of equity	392,664	2,839,036	234,657	600,664
Income before income tax and Social Contribution	(767,626)	4,162,559	(644,755)	5,147,267
Income tax	(14,298)	(398,914)	(79,236)	(1,018,744)
Social contribution on net income	(5,147)	(143,609)	(59,114)	(496,326)
Net income (loss) for the period	(787,071)	3,620,036	(783,105)	3,632,197
Portion allocated to Controlling	(787,071)	3,620,036	(787,071)	3,620,036
Portion allocated to non-controlling	-	-	3,966	12,160
Net profit per share (R$)	(R$0.58)	R$3.20	(R$0.58)	R$3.21

Cash Flow

values in R$ thousand

	Parent Company		Consolidated
	09.30.13	09.30.12 (reclassified)	09.30.13	09.30.12 (reclassified)
Operational Activities
Income before income tax and social contribution	(767,626)	4,162,559	(644,755)	5,147,267
Adjustments to reconcile income with cash generated by operations:
Depreciation and amortization	4,910	4,695	1,083,356	1,249,610
Monetary/exchange variations net	(688,945)	(998,118)	(1,110,521)	(702,667)
Financial charges	(1,035,428)	(1,055,770)	227,687	243,132
Income from financial assets	-	-	(222,175)	(2,176,911)
Equity result	(392,664)	(2,839,036)	(234,657)	(600,664)
Provision for liabilities to be discovered	1,009,894	518,237	-	-
Allowance for doubtful accounts	91,207	(55,144)	(517,634)	504,186
Provision for contingencies	411,704	(103,332)	704,308	469,542
Provision for decrease in recoverable value of assets/onerous contract	-	-	(1,102,533)	-
Provision for post-employment benefit plan	84,766	-	1,258,371	(48,364)
Provision for investment loss	56,392	89,701	56,392	89,701
Global reversion reserve charges	262,694	275,579	262,694	275,579
Adjustment to present value/market value	(26,011)	(273,899)	7,913	(259,503)
Minority interest in the result	-	-	(6,009)	(18,424)
Charges on shareholders ' resources	167,039	422,837	170,651	488,771
Financial instruments-derivatives	-	-	140,321	(185,895)
Other	109,348	472,305	(85,132)	(34,310)
	54,908	(3,541,946)	633,033	(706,218)
(Increase)/decrease in operating assets
Accounts receivable	-	-	558,645	(930,048)
Securities	2,489,831	3,818,833	(856,433)	4,301,743
Right to compensation	-	-	(2,930,806)	(1,265,903)
Stored Matetrials	33	(277)	(116,368)	(132,246)
Stock of nuclear fuel	-	-	68,444	(53,486)
Financial asset-public service concessions	(145,416)	(394,714)	(145,416)	(394,714)
Other	(99,437)	(21,216)	(209,637)	(441,400)
	2,245,012	3,402,626	(3,631,571)	1,083,946
Increase/(decrease) in operating liabilities
Suppliers	(4,449)	(6,854)	1,066,012	(262,564)
Advance of customers	-	-	(37,589)	(23,365)
Leasing	-	-	30,951	103,477
Estimated obligations	53,871	22,831	350,654	396,818
Obligations of compensation	-	-	1,747,574	1,297,801
Sector charges	-	-	(14,951)	500,974
Other	33,967	(31,196)	(289,522)	(620,493)
	83,389	(15,219)	2,853,128	1,392,648
Cash from operating activities	1,615,682	4,008,020	(790,164)	6,917,643
Payment of financial charges	(379,098)	(357,532)	(819,350)	(674,204)
Payment of fees the global reversion reserve	(177,857)	(193,410)	(177,857)	(193,410)
Annual permitted revenue receipts	-	-	423,393	2,764,601
Receiving compensation of financial asset	-	-	8,779,864	-
Receipt of financial charges	1,419,293	1,345,297	767,130	887,834
Payment of income tax and social contribution	(384,240)	(359,138)	(570,145)	(688,416)
Receiving remuneration of investments in equity	343,524	1,099,202	460,549	527,088
Payment of legal contingencies	-	-	(216,608)	(102,177)
Legal deposits	(223,188)	(41,155)	(35,039)	(317,317)
Net cash from operating activities	2,214,116	5,501,284	7,821,773	9,121,643
Financing activities
Loans and financing obtained in the long term	2,220,284	757	3,938,494	1,660,436
Payment of loans and financing-principal	(1,410,189)	(1,156,266)	(1,934,469)	(1,778,353)
Payment of remuneration to shareholders	(4,148,830)	(4,953,892)	(4,150,998)	(4,965,401)
Refinancing payment of taxes and contributions-principal	-	-	(69,619)	(88,175)
Compulsory loan and global reversion reserve	402,930	644,674	402,930	644,674
Other	-	-	153,429	(31,178)
Net cash from financing activities	(2,935,805)	(5,464,726)	(1,660,233)	(4,557,996)
Investment activities
Granting of loans and financing	(1,769,401)	(1,324,562)	(269,260)	(581,919)
Receiving loans and financing	2,847,493	1,979,843	1,388,379	1,329,417
Acquisition of property, plant and equipment	(16,466)	(3,006)	(1,309,539)	(1,823,492)
Acquisition of intangible assets	-	-	(8,967)	(72,634)
Acquisition of concession assets	-	-	(2,351,578)	(1,945,731)
Acquisition/capital supply in equity	(156,855)	(49,860)	(3,002,248)	(2,383,732)
Granting of advance for future capital increase	(165,313)	(1,111,831)	(21,162)	(13,583)
Other	-	-	10,006	29,458
Net cash from investing activities	739,458	(509,416)	(5,564,369)	(5,462,216)
Increase (decrease) in cash and cash equivalents	17,768	(472,859)	597,171	(898,570)
Cash and cash equivalents at the beginning of the period	935,627	1,396,729	2,501,515	3,195,728
Cash and cash equivalents at the end of the period	953,395	923,870	3,098,686	2,297,158
	17,768	(472,859)	597,171	(898,570)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.